UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number:  001-07567
CUSIP Number: 903236107

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:    September 27, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I ─ REGISTRANT INFORMATION
URS Corporation
Full Name of Registrant

Former Name if Applicable

600 Montgomery Street, 26th Floor
Address of Principal Executive Office (Street and Number)

San Francisco, California 94111-2728
City, State and Zip Code

PART II ─ RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III ─ NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

URS Corporation (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarter ended September 27, 2013 (the “Form 10-Q”).  As disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 5, 2013 (the “Form 8-K”), in connection with the preparation of its Form 10-Q and financial statements for the three and nine months ended September 27, 2013, the Audit Committee of the Board of Directors (the “Audit Committee”), after considering and concurring with the recommendation of management, concluded that it was necessary to correct the Company’s previous application of Accounting Standards Codification 350, “Intangibles – Goodwill and Other” (“ASC 350”) as reflected in its financial statements included in certain prior periodic reports.  The Company determined that its prior methodology used to calculate the fair values of its reporting units did not comply with ASC 350 and, as a result, the amount of the non-cash goodwill impairment charge recorded in 2011 was overstated and 2011 net income was understated.  The Company expects to restate the affected financial statements to correct the errors and disclose the related material weakness as discussed in the Form 8-K.  The resulting changes will be carried forward and are expected to affect retained earnings, goodwill and deferred tax liabilities resulting from an increase in goodwill of $474.5 million and an increase in retained earnings of $422.9 million in the Consolidated Financial Statements to be included in the Form 10-Q.  However, management’s internal review of these matters is ongoing, and our estimates indicated above are subject to change.  As a result of this development, the Company is unable, without unreasonable effort and expense, to complete the preparation of its consolidated financial statements and the related disclosures in time to file the Form 10-Q on its original due date.  The Company intends to file the Form 10-Q as soon as practicable.

PART IV ─ OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Reed N. Brimhall	415	774-2752
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒	No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒	No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company‘s unaudited results of operations for the three and nine months ended September 27, 2013 compared to the corresponding periods of the prior year are as follows:

Revenues for the third quarter of 2013 were $2.74 billion, compared with $2.95 billion recorded during the third quarter of 2012. Operating income for the third quarter of 2013 was $179.3 million, compared with $203.6 million reported for the corresponding period of the prior year.  The decrease primarily reflects a decline in revenues in the federal sector, resulting from the overall funding decreases on existing contracts and the delays in the award of new projects.  The Company also experienced a decline in work in the power market sector.  These declines were partially offset by increased activity in the infrastructure and industrial market sectors, while the oil and gas market sector revenues declined slightly compared to the same period last year.

Net income for the third quarter of 2013 was $88.8 million, compared to $106.7 million reported for the third quarter of 2012. Diluted EPS were $1.20, compared to diluted EPS of $1.43 reported for the third quarter of last year.  In addition to factors impacting revenues, the decrease in net income in the third quarter of 2013 was primarily due to the ongoing effects of severe weather conditions in Western Canada, which resulted in project disruptions at job sites, and higher benefit costs in the current year.  Net income was also adversely affected by the completion of power projects that recognized target cost savings in the prior year.  These decreases were partially offset by a reduction in the effective income tax rate.

Revenues for the first nine months of 2013 were $8.33 billion, compared with $8.00 billion recorded during the first nine months of 2012.  Operating income for the first nine months of 2013 was $477.3 million, compared with $514.5 million reported for the year-ago period.  Net income for the first nine months of 2013 was $228.0 million, compared with $240.0 million reported for the first nine months of 2012.  Diluted EPS for the first nine months of 2013 were $3.07, compared with $3.22 reported for the first nine months of last year.

The Company’s backlog was $11.6 billion at the end of the third quarter of 2013, compared to $13.3 billion on December 28, 2012, the last day of the Company’s 2012 fiscal year.  The Company ended the quarter with a book of business of $23.3 billion, compared to $24.9 billion as of December 28, 2012, and $23.0 billion at the end of the second quarter of 2013.

Unaudited results for the Company’s four business segments are as follows:

Infrastructure & Environment.  For the third quarter of 2013, the Infrastructure & Environment segment reported revenues of $922.3 million and operating income of $59.3 million, compared to revenues of $920.7 million and operating income of $67.1 million for the corresponding period in 2012.

Federal Services.  For the third quarter of 2013, the Federal Services segment reported revenues of $538.9 million and operating income of $57.6 million, compared to revenues of $682.8 million and an operating income of $64.8 million for the corresponding period in 2012.

Energy & Construction.  For the third quarter of 2013, the Energy & Construction segment reported revenues of $775.5 million and operating income of $57.4 million, compared to revenues of $781.5 million and an operating income of $64.6 million for the corresponding period in 2012.

Oil & Gas.  For the third quarter of 2013, the Oil & Gas segment reported revenues of $532.6 million and operating income of $19.3 million, compared to revenues $592.2 million and an operating income of $28.9 million for the corresponding period in 2012.

Statements contained in this Form 12b-25 that are not historical facts may constitute forward-looking statements, including statements relating to the impact of our goodwill restatement and the amounts we estimate will be reflected in our restated financial statements and the periodic reports that we expect to amend. Our forward-looking statements are generally identified with words such as “anticipate,” “believe,” “estimate,” “intend,” “expect,” “could,” “may” and similar expressions.  We believe that our expectations are reasonable and are based on reasonable assumptions; however, we caution against relying on any of our forward-looking statements as such forward-looking statements by their nature involve risks and uncertainties.  A variety of factors, including but not limited to the following, could cause these statements, as well as the timing of events, to differ materially from those expressed or implied in our forward-looking statements: finalization of the restatements described above, including the need to complete our internal review; the performance of the requisite procedures by our independent registered public accounting firm; our ability to timely file our Quarterly Report on Form 10-Q for the quarter ended September 27, 2013; as well as other risk factors discussed more fully in our Form 10-Q for the period ended June 28, 2013, and other reports subsequently filed from time to time with the United States Securities and Exchange Commission.  These forward-looking statements represent only our current intentions, beliefs or expectations, and any forward-looking statement speaks only as of the date on which it was made. We assume no obligation to revise or update any forward-looking statements.

URS Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 6, 2013	By:	/s/ Reed N. Brimhall
Reed N. Brimhall
Vice President and Chief Accounting Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).